[SPECTRUM LAW GROUP, LLP LETTERHEAD]

E-Mail: mindeglia@spectrumlawgroup.com
File No.: 10005.02

September 14, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington, D.C. 20459
Mail Stop 0304

Re:
Excalibur Industries, Inc.
Preliminary Proxy Statement on Schedule 14A amended July 21, 2005
Annual Report on Form 10-KSB for the year ended December 31, 2004, amended July 21, 2005
Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005, amended July 21, 2005
SEC File No. 0-30291

Ladies and Gentlemen:

On behalf of our client, Excalibur Industries, Inc., a Delaware corporation (“Excalibur”), set forth below are Excalibur’s responses to the staff’s comments, delivered by way of its letter dated September 14, 2005, numbered in a manner to correspond to the order to which the staff’s comments were delivered.

Form 10-QSB for the Quarter ended June 30, 2005

Note 4 - Common Stock, page 6

1.  Excalibur accounted for the issuance of 29,998,500 shares of restricted stock by crediting Stockholder’s Equity in the amount of $29,999 and debiting Selling, General, and Administrative Expense in the amount of $29,999, pursuant to FAS 123.

It appears that Excalibur recorded the stock compensation expense in the 2nd quarter, rather than recording it as a deferred compensation expense as a “contra-equity” account, in contravention of FAS 123. Excalibur will make the appropriate adjustments to its financials in the 3rd quarter; however, Excalibur does not believe that the amount of the adjustment is material enough to merit a restatement of its 2nd quarter financial statements.

Securities and Exchange Commission
Division of Corporation Finance
September 14, 2005

In April 2005, the board of directors of Excalibur obtained an independent corporate valuation of Excalibur Industries, Inc. from Lehrer Financial and Economic Advisory Services (“Lehrer”). We have enclosed a copy of the corporate valuation for your review. Lehrer conducted a summary appraisal valuation and a financial review of Excalibur’s ongoing and operating corporation, and Lehrer also performed its own independent valuation of the fair market value of Excalibur Industries as of April 2005. Lehrer’s conclusion, set out on page 57 of the report, is that the final reconciled value of Excalibur in April 2005, based on three separate valuation approaches, was zero. The bases for this conclusion are set forth in the report.

On May 11, 2005, Excalibur’s common stock was quoted at $0.03 per share; however, according to the published reports available on Yahoo.com, the stock did not actually trade that day, and had not traded since April 28, 2005. Further, according to Yahoo.com, less than 100,000 shares of Excalibur’s common stock had traded in the entire month of April.

Based on the Lehrer corporate valuation and the thinly-traded nature of the common stock, the board of directors of Excalibur determined in good faith that the fair market value of shares of the common stock on the date of grant of the restricted stock awards was par value, or $0.001 per share.

On behalf of Excalibur, please be advised that Excalibur has endeavored to respond fully to each of the staff’s comments. We acknowledge and understand that any comment from the staff regarding these issues would not be binding and would not commit the staff in any manner. Further, Excalibur acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Excalibur may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Division of Corporation Finance
September 14, 2005

Please advise us as soon as possible if the staff has any further comments relating to the Proxy Statement or the related amendment. You can contact the undersigned at (949) 851-4300. Thank you in advance for your courtesy and cooperation.

Very truly yours, Spectrum Law Group, LLP /S/ Marc A. Indeglia Marc A. Indeglia
MAI:wfr
Enclosures
cc:	Excalibur Industries, Inc. (w/enclosure) Malone & Bailey, PLLC (w/enclosure) Craig Slivka, Esq. (w/enclosure via Federal Express) Nudrat Salik (w/enclosure via Federal Express)